VIA EDGAR

February 22, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek

Re: FinTech Evolution Acquisition Group

Registration Statement on Form S-1

Filed February 11, 2021

File No. 333-252969

Dear Mr. Kruczek:

FinTech Evolution Acquisition Group, (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 18, 2021, regarding the Registration Statement Form S-1 filed on February 11, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form S-1 filed February 11, 2021

General

1. From the revisions to your fee table, it appears that you are registering the exercise of the warrants that are included in the units you are offering. Please reconcile with the numerous disclosures throughout your filing that indicating you are not registering the exercise of those warrants. As examples only, please refer to pages 18, 69 and 156-57.

We have reconciled the disclosures throughout the filing indicating that we are registering the exercise of the warrants that are included in the units the Company is offering.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,
FinTech Evolution Acquisition Group

By:	/s/ Rohit Bhagat
Name:	Rohit Bhagat
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP